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                  [LETTERHEAD OF AMAX GOLD INC. APPEARS HERE]

                                 NEWS RELEASE

FOR IMMEDIATE RELEASE:  June 2, 1995
CONTACT:  MARK LETTES
          (303) 643-5522

             AMAX GOLD INC. ANNOUNCES FINANCING APPROVAL AND PLANS
             -----------------------------------------------------

ENGLEWOOD, COLORADO: AMAX GOLD INC. (NYSE:AU;TSE:AXG) today announced that it has received stockholder approval for its $80 million double convertible revolving credit agreement (DOCLOC II) provided by Cyprus Amax Minerals Company (Cyprus). Borrowings under DOCLOC II are expected to be used primarily to finance the Company's development at its Fort Knox project, for growth and for general corporate purposes. The stockholders also approved an amendment to the $100 million double convertible revolving credit agreement (DOCLOC I) dated April 15, 1994, between the Company and Cyprus to extend DOCLOC I from April 30, 1997, to December 31, 2001.

     Also approved was the Company's reincorporation for purposes of electing not to be governed by Section 203 of the General Corporation Law of Delaware. This allows the Company to engage in business transactions with Cyprus without requiring the approval of 66-2/3% of all non-Cyprus stockholders.

     Amax Gold Inc. produces gold in the United States and Chile, explores for gold primarily in North, Central and South America and currently is 42% owned by Cyprus. Amax Gold common stock is listed on the New York Stock Exchange (AU) and the Toronto Stock Exchange (AXG); the Series B Convertible Preferred Stock is listed on the New York Stock Exchange (AUPrB); and Amax Gold warrants trade on the American Stock Exchange (AUWS) and on the Toronto Stock Exchange (AXGWT).

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